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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C. 20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                          (Amendment No.      1 )*
                                         ------------


                       RIO HOTEL & CASINO, INC.
----------------------------------------------------------------------
                           (Name of Issuer)

                COMMON STOCK, PAR VALUE $0.01 PER SHARE
----------------------------------------------------------------------
                    (Title of Class of Securities)

                               767147101
             ---------------------------------------------
                            (CUSIP Number)

            CHILTON INVESTMENT CO., INC., 320 PARK AVENUE,
                    22ND FLOOR NEW YORK, NY 10022
             ATTN: RICHARD L. CHILTON, JR. (212) 751-3596
----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            August 28, 1997
             ---------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D

CUSIP No.  767147101                          Page 2 of 7 Pages
           ---------                              ---  ---

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          CHILTON INVESTMENT CO., INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES              24,643

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH          0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH            24,643

                10  SHARED DISPOSITIVE POWER

                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,643

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .1%

14  TYPE OF REPORTING PERSON*

          IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                          SCHEDULE 13D

CUSIP No.  767147101                          Page 3 of 7 Pages
           ---------                              ---  ---

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          RICHARD L. CHILTON, JR.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          AF;00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES              1,377,957

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH          0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH            1,377,957

                10  SHARED DISPOSITIVE POWER

                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,377,957

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.5%

14  TYPE OF REPORTING PERSON*

          IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 1.   Security and Issuer
          -------------------

          The Schedule 13D initially filed on June 5, 1997 relating to the common stock, par value $0.01 per share (the "Common Stock"), of Rio Hotel & Casino, Inc., a Nevada corporation (the "Issuer") is hereby amended by this Amendment No. 1 to the Schedule 13D to report an increase in the Reporting Persons' beneficial ownership of Common Stock outstanding, and additionally as follows:

ITEM 2.   Identity and Background
          -----------------------

          ITEM 2. (a), (b), (c)

          Item 2 is hereby supplemented by the following:

          Mr. Chilton, as the sole shareholder and president of Olympic Partners, a Delaware corporation ("Olympic Partners"), exercises voting control and dispositive power over the securities reported herein as being held by Olympic Partners.

          Chilton also serves as the general partner and investment advisor of Chilton QP Investment Partners L.P. ("Chilton QP"). Olympic also serves as investment manager of Chilton Opportunity International
(BVI) Ltd., a British Virgin Islands corporation who invests and trades primarily in securities and financial instruments ("Opportunity BVI").

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Item 3 is hereby supplemented by the following:

          As of the date hereof, Chilton Investment has acquired 24,643 shares of Common Stock for an aggregate purchase price of $374,827.22, Chilton Partners acquired 597,587 shares of Common Stock for an aggregate purchase price of $9,029,218.87, Chilton International acquired 678,017 shares for an aggregate purchase price of $10,259,673.92, Chilton Trust acquired 36,500 shares of Common Stock for an aggregate purchase price of $542,872.50, Opportunity BVI acquired 35,058 shares of Common Stock for an aggregate purchase price of $587,918.37, Chilton QP acquired 2,342 shares of Common Stock for an aggregate purchase price of $42,739.63 and Olympic Partners acquired 28,453 shares of Common Stock for an aggregate purchase price of $430,492.64. All of such purchases and sales were made through open market transactions. The funds for the acquisition of the shares of Common Stock by Chilton Investment came from funds of the holders of certain managed accounts (the "Managed Accounts"). The funds for the acquisition of the shares of Common Stock by Olympic Partners came from funds of the holders of certain managed accounts (the "Managed Accounts"). The funds for the acquisition of the shares of Common Stock by Chilton Trust, Opportunity BVI, Chilton International, Chilton Partners and Chilton QP were obtained from the contributions of their respective partners or shareholders.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 is hereby supplemented by the following:

          Chilton Investment beneficially owns 24,643 shares of Common Stock, representing 0.1% of the shares of Common Stock. Mr. Chilton beneficially owns 1,377,957 shares of Common Stock, representing 6.5% of the shares of Common Stock. (The foregoing calculations are based on 21,320,141 shares of Common Stock issued and outstanding as of August 4, 1997 according to publicly available filings of the Issuer).

          If the Reporting Persons were deemed to constitute a group, the 1,402,600 shares of Common Stock beneficially owned by the Reporting Persons would represent 6.6% of the issued and outstanding shares of Common Stock as of August 28, 1997. (The foregoing calculations are based on the number of shares of Common Stock issued and outstanding as of August 4, 1997 according to publicly available filings of the Issuer).

          A description of the transactions of the Reporting Persons in the shares of Common Stock that were effected during the past 60 days is set forth on Schedule I. All of these transactions were effected on the open market.

ITEM 6.   Material to be Filed as Exhibits
          --------------------------------

          Item 6 is hereby supplemented by the following:

          Exhibit A:   Joint Filing Agreement, dated August 28,
                       1997, by and among Chilton Investment Co., Inc.
                       and Richard L. Chilton, Jr.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1997

                             CHILTON INVESTMENT CO., INC.


                             By: /s/ Richard L. Chilton, Jr.
                                -------------------------------
                                Name:    Richard L. Chilton, Jr.
                                Title:   President


                                RICHARD L. CHILTON, JR.


                             By: /s/ Richard L. Chilton, Jr.
                                -------------------------------

                                                            Schedule I
                                                            ----------

       Transactions in Shares of Common Stock ($0.01 par value)
            of Rio Hotel & Casino, Inc. (CUSIP # 767147101)
                          Since June 28, 1997
       --------------------------------------------------------

                                                             # of Shares
                       Trade Date       Price        Purchased (Sold) in
                                                        the past 60 days
----------------------------------------------------------------------

OLYMPIC PARTNERS       7/08/97          15.693                   58
(MANAGED ACCOUNTS)     7/18/97          14.960                1,150
                       7/23/97          15.254                  920
                       7/24/97          15.622                  460
                       7/25/97          15.885                  579


----------------------------------------------------------------------

CHILTON INVESTMENT
  PARTNERS, L.P.       7/08/97          15.693                 1180
                       7/18/97          14.960               23,050
                       7/23/97          15.254               18,920
                       7/24/97          15.622                9,460
                       7/25/97          15.885               11,825

----------------------------------------------------------------------

CHILTON INTERNATIONAL  7/08/97          15.693                1,237
   (BVI), LTD.         7/18/97          14.960               24,700
                       7/23/97          15.254               19,760
                       7/24/97          15.622                9,880
                       7/25/97          15.885               12,350

----------------------------------------------------------------------

CHILTON OPPORTUNITY    7/21/97          14.685                6,500
    TRUST, L.P.        7/23/97          15.254               10,000

----------------------------------------------------------------------

CHILTON INVESTMENT     7/08/97          15.693                   25
    CO., INC.          7/18/97          14.960                  500
(MANAGED ACCOUNTS)     7/23/97          15.254                  400
                       7/24/97          15.622                  200
                       7/25/97          15.883                  250

----------------------------------------------------------------------

CHILTON OPPORTUNITY    7/2/97           15.271                  900
   INTERNATIONAL       7/7/97           15.609               17,500
     (BVI) LTD.       8/21/97           18.249               15,658

----------------------------------------------------------------------

CHILTON QP INVESTMENT 8/21/97           18.249                2,342
    PARTNERS L.P.


                           INDEX OF EXHIBITS


Exhibit A: Joint Filing Agreement, dated August 28, 1997, by and among Chilton Investment Co., Inc. and Richard L. Chilton, Jr.


                                                             Exhibit A
                                                             ---------

                        JOINT FILING AGREEMENT
                        ----------------------

          This will confirm the agreement by and among all the undersigned that the amendment to the Schedule 13D filed on or about this date and any further amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Rio Hotel & Casino, Inc. is being filed on behalf of each of the undersigned.


Dated:  August 28, 1997


                              CHILTON INVESTMENT CO., INC.


                             By: /s/ Richard L. Chilton, Jr.
                                -------------------------------
                                Name:    Richard L. Chilton, Jr.
                                Title:   President


                                RICHARD L. CHILTON, JR.


                             By: /s/ Richard L. Chilton, Jr.
                                -------------------------------